02047947

EXECUTED COPY

FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

FOR AUGUST 7, 2002

REPSOL YPF, S.A.

(Exact name of Registrant as specified in its charter)

Paseo de la Castellana, 278
28046 Madrid, Spain
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

FORM 20-F X FORM 40-F___

[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

YES ___ NO X

[If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):]
Not applicable

REPSOL YPF, S.A.

TABLE OF CONTENTS

Item	Sequential Page Number
1. Press Release dated August 7, 2002 entitled, "Repsol YPF Receives Approval to Develop the "A" Field in Exploration Area NC-186 in Libya"	3

REPSOL YPF

Corporate Direction
for External Relations

Paseo de la
Castellana, 278-280
28046 Madrid
Spain

Tls. 91 348 81 00
91 348 80 00
Fax 91 314 28 21
91 348 94 94
www.repsol-ypf.com

Number of pages: 2
Madrid, 7th August 2002

REPSOL YPF RECEIVES APPROVAL TO DEVELOP THE "A" FIELD IN EXPLORATION AREA NC-186 IN LIBYA

Repsol YPF has received from the National Oil Company of Libya the approval to develop the "A" Field in area NC-186 in the Murzuq Basin. The "A" field , a Middle Ordovician structural trap sealed by the Tanezzuft Silurian shale, was drilled and tested by two successful exploratory wells in 2000 and 2001. The structure has an estimated recoverable oil reserves of 140 million barrels.

The development plan contemplates an investment of US$155 million, a plateau production of 40,000 bopd and production starting in the first quarter 2004. The field production will be connected via a 31 km pipeline to the facilities of the giant El-Sharara field, also operated by Repsol YPF, and moved via pipeline to the Mediterranean port of Zavia.

With an area of 4,300 square km, area NC-186 is located north of block NC-115, in the south western Sahara desert of Libya near the Village of Ubari, around 720 km from Mediterranean coast. A total of 8 exploratory wells have been drilled in the area since the contract was signed in May 1998. Five of the wells tested oil at rates between 1,600 and 2,300 bopd, demonstrating a reserves potential in excess of 300 MMbl. The company is currently drilling a ninth well to appraise the "D" field and also acquiring additional seismic data to assess the full potential of the block.

Repsol YPF is the Operator for exploration operations of areas NC-186, NC-187 and NC-190 in the Murzuq Basin, on behalf of the National Oil Corporation (NOC) and a group of European companies comprising OMV, (Austria); TotalFinaElf, (France) and Saga Petroleum Mabruk, (Norway).

The company is also the Operator of area NC-115 where the giant El-Sharara field with a current production of 163.000 bopd, is located. The area is operated on behalf of NOC and a consortium of companies including OMV and TotalFinaElf. In 2001 the total net production of Repsol YPF in Libya amounted to 6 million barrels.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Repsol YPF, S.A.

Date: August 7, 2002

By:

Name: Carmelo de las Morenas

Title: Chief Financial Officer